February 19, 2020

David Barter
Chief Financial Officer
Model N, Inc.
777 Mariners Island Boulevard, Suite 300
San Mateo, California 94404

       Re: Model N, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 15, 2019
           File No. 001-35840

Dear Mr. Barter:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Consolidated Financial Statements
Consolidated Statements of Operations, page 53

1. Please tell us the amount of revenue recognized from term-based software licenses during the periods presented and, if material, tell us how you considered presenting such revenues separately as product revenues. Refer to Rule 5-03 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Barter
Model N, Inc.
February 19, 2020
Page 2

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan,
Staff Accountant at (202) 551-3564 if you have any questions.



FirstName LastNameDavid Barter                           Sincerely,
Comapany NameModel N, Inc.
                                                         Division of
Corporation Finance
February 19, 2020 Page 2                                 Office of Technology
FirstName LastName